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                 November 10, 2020

       Lee Lefkowitz
       Chief Executive Officer
       PotNetwork Holdings, Inc.
       3531 Griffin Road
       Ft. Lauderdale, FL 33312

                                                        Re: PotNetwork
Holdings, Inc.
                                                            Schedule 14C
Information Statement
                                                            Filed October 29,
2020
                                                            File No. 000-55969

       Dear Mr. Lefkowitz:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences